U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                FORM      12B-25

                           NOTIFICATION OF LATE FILING



                                  (Check One):

[  ] Form 10KSB         [  ] Form 20F       [  ] Form 11K       [X ]  Form 10QSB
                                 [  ] Form N-SAR

                    For the Period Ended:  December 31, 2004

                   [   ]    Transition  Report  on  the  Form  10K-SB
                   [   ]    Transition  Report  on  the  Form  20-F
                   [   ]    Transition  Report  on  the  Form  11-K
                   [   ]    Transition  Report  on  the  Form  10-QSB
                   [   ]    Transition  Report  on  the  Form  N-SAR

For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION
                         -------------------------------

Full  Name  of  Registrant:                  VISUALANT,  INCORPORATED

Address  of  Principal  Executive
Office  (Street  and  Number):               500  Union  Street

City,  State  and  Zip  Code:                Seattle,  Washington,  USA  98101

                        PART II - RULES 12B-25(B) AND (C)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE
                              --------------------

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

VISUALANT, INCORPORATED (THE "COMPANY") IS NOT ABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 ON OR PRIOR TO FEBRUARY 14, 2005 BECAUSE THE COMPANY'S FINANCIAL INFORMATION WAS NOT COMPILED AND REVIEWED INTERNALLY IN A TIME FRAME TO PERMIT THE COMPANY'S INDEPENDENT AUDITORS TO REVIEW THE FILING ON A TIMELY BASIS WITHOUT REASONABLE EFFORT OR EXPENSE. THE COMPANY EXPECTS TO FILE THE 10-QSB WITHIN THE EXTENSION PERIOD.

                           PART IV - OTHER INFORMATION
                           ---------------------------

(1) Name and telephone number of persons to contact in regard to this notification:
Mary  Hethey     Telephone:    604-688-3931

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).
                                                             [X]  Yes  [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [  ]  Yes  [X ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             VISUALANT, INCORPORATED
                             -----------------------
                (Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February  11,  2005                    By     /s/  "Mary  Hethey"
                                              --     -------------------
                                                       Mary  Hethey
                               Chief  Financial  Officer and Secretary Treasurer